Exhibit 1.3

American West Selects Pivotal for Best In Class Marketing

Leading Las Vegas homebuilder manages relationships with homebuyers using Pivotal MarketFirst

FOR IMMEDIATE RELEASE

Vancouver, B.C. – January 10, 2005 – Pivotal Corporation, a leading Customer Relationship Management (CRM) solution provider and the CRM division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that American West, one of the most successful privately owned homebuilders in the nation has selected Pivotal MarketFirst. Serving the rapidly-expanding Las Vegas residential housing market, American West will deploy Pivotal’s best-in-class 1 marketing automation and lead management Pivotal MarketFirst system as part of its commitment to delivering a responsive, highly-personalized home buying experience.

Based in Las Vegas, Nevada, American West has been building homes for the families of Southern Nevada since 1984. More than 14,000 families have chosen to live in a home built by American West due to the company’s simple philosophy of “commitment to excellence” and devotion to building families big, beautiful and affordable homes in the best areas of the city. Building in a city that saw its population explode by more than 85 percent between 1990 and 2000, American West saw the opportunity to automate many of the marketing and lead management processes that lead up to a successful sale – allowing the company to deliver a personalized home buying experience while managing a rapidly-growing market. After a review of available systems, American West selected Pivotal MarketFirst, Pivotal’s comprehensive marketing automation and lead management system. The company expects to roll out the system across its business in early 2006.

Creating a Great First Impression

American West caters to one of the highest value and emotional purchases most Americans ever make – the purchase of a home. As a result, creating a superior first impression is paramount. Using Pivotal MarketFirst, American West’s marketers can plan, design, test, and deploy personalized emails and marketing campaigns that are tailored to each potential buyer’s preferences. Built-in progressive profiling automatically refines marketing campaigns as the potential buyer provides additional preference information. In addition, by keeping a record of interactions across multiple channels including the Web, advertising and physical events, potential buyers never have to provide the same information more than once.

“American West fulfills the dreams of our homebuyers with first-rate homes and by putting top priority on providing a luxurious home buying experience during every interaction we have with our customers,” said Larry Canarelli, President, American West. “Pivotal is helping us create customers for life by providing technologies that we can use to create relevant and personalized marketing campaigns and a higher quality home buying experience.”

A Smart Way to Manage Substantial Inquiries

As one of the most successful privately owned homebuilders in the nation, inquiries are never in short supply — especially in a hot real estate market. As potential buyers respond to American West’s marketing efforts, the Pivotal MarketFirst system automatically manages incoming leads and collects important customer information. Homebuyers’ inquiries can then be scored and passed in real time to American West’s community-based sales personnel — with critical customer information already attached. Leads that do not require immediate sales attention can be automatically nurtured with personalized follow-up materials and educational materials that reinforce the American West buying experience. With at-a-glance insight, American West can track the return on investment of its marketing efforts from the first expression of interest on the Website or at a sales center, right through to the closing of a sale.

According to Rick Marquardt, president, Pivotal, “American West is well recognized as an industry leader that provides excellent customer service, luxurious homes and individually-tailored communities to its homebuyers. By taking advantage of the powerful personalization and lead management capabilities of Pivotal MarketFirst, the company is well positioned to deliver a first-rate home buying experience while managing explosive market growth.”

1 Forrester Research, “The Forrester Wave™: Midmarket Sales Force Automation, Q4 2005” and Midmarket Sales Force Automation Scorecard Summary: Pivotal,” Liz Herbert with John Ragsdale and Jessica Harrington, November 22, 2005.

About Pivotal

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, ESRI, AvMed Health Plans, Sharp Electronics Corporation, and CMS Cameron McKenna.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website www.cdcsoftware.com. .

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the mobile capability of Pivotal software and the ability of Pivotal software and services to automatically manage incoming leads and collect important customer information, plan, design, test, and deploy personalized emails and marketing campaigns that are tailored to each potential buyer’s preferences and create relevant and personalized marketing campaigns and a higher quality home buying experience. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.